Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

TERMINATION OF THE RELEVANT AGREEMENT WITH TAOBAO CHINA

AND

RESIGNATION OF NON-EXECUTIVE DIRECTOR

Termination of the Relevant Agreement

We refer to the prospectus of XPeng Inc. (the “Company” or “XPENG”) published on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) on June 25, 2021 (the “HK Prospectus”). Capitalised terms used herein shall have the same meanings as those defined in the HK Prospectus unless the context requires otherwise.

As disclosed in the HK Prospectus, on June 22, 2021, Taobao China, Mr. Xiaopeng He (“Mr. He”) and the Company entered into an agreement (the “Relevant Agreement”), under which, among other things, Mr. He undertook to Taobao China that if, at any time after the Listing becoming effective, Taobao China nominates an Alibaba Nominee in accordance with the Memorandum and Articles of Association, Mr. He shall, in his capacity as a shareholder of the Company, to the extent permitted under the applicable laws and regulations and the Memorandum and Articles of Association, vote (and/or procure votes which are controlled by him be cast) in favor of any resolution which is proposed at such general meeting of the Company to appoint such Alibaba Nominee as a Director, provided that, among other things, (i) the Alibaba Nominee fulfills the requirements of a director of the Company under the applicable laws and regulations and the Memorandum and Articles of Association; and (ii) this undertaking shall cease to have any effect when the aggregate shareholding of all affiliates of Alibaba Group Holding Limited in the Company is less than 5% of the total issued shares of the Company.

On March 19, 2024, based on mutual and voluntary negotiations, Taobao China, Mr. He and the Company entered into a letter agreement, under which each of Taobao China, Mr. He and the Company confirms and agrees that the Relevant Agreement is terminated in its entirety and shall have no further force or effect from March 19, 2024 (the “Termination”). The Company will continue collaborating with Alibaba Group in various areas such as research and development and marketing services, and will explore new business collaboration opportunities in the future.

“On behalf of our board of directors and management team, I would like to thank Alibaba Group for their long-term support of XPENG. We look forward to continuing in-depth cooperation with Alibaba’s AI technology innovation ecosystem,” said Mr. Xiaopeng He, Chairman and CEO of XPENG.

“Alibaba Group will continue to support XPENG’s leading Smart EV technology with our world-class cloud and AI infrastructure. This is consistent with Alibaba’s AI strategy and we look forward to continued cooperation to enable XPENG’s innovation in the future,” said Ms. Xiao Hu, managing director of the strategic investment department of Alibaba Group.

Resignation of Non-executive Director

The board of directors (the “Board”) of the Company announces that Ms. Xiao Hu has tendered her resignation as a non-executive director of the Company to the Board with effect from March 19, 2024 in order to devote more time to pursue other business commitments and due to the abovementioned Termination.

Ms. Xiao Hu has confirmed that she has no disagreement with the Board and there are no matters in relation to her resignation that need to be brought to the attention of the shareholders of the Company and the Hong Kong Stock Exchange.

The Board would like to take this opportunity to express its sincere gratitude to Ms. Xiao Hu for her valuable contribution since joining the Company as a director in 2023, and the Board wishes Ms. Xiao Hu the best of success in her future endeavors.

By order of the Board

XPeng Inc.

Xiaopeng He

Chairman

Hong Kong, Tuesday, March 19, 2024

As at the date of this announcement, the board of directors of the Company comprises Mr. Xiaopeng He as an executive director, Mr. Ji-Xun Foo and Mr. Fei Yang as non-executive directors, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive directors.

* For identification purpose only

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